Exhibit 99.1

CIBC CEO Gerry McCaughey Announces Plan to Retire

TORONTO, April 24, 2014 /CNW/ - CIBC (TSX:CM)(NYSE:CM) President and CEO Gerry McCaughey today announced his intention to retire, effective April 30, 2016.

"As I close in on a decade as CEO, I wanted to announce my retirement well in advance of my departure, thus giving CIBC's Board sufficient time to complete its normal succession process, which is now well underway," said Mr. McCaughey.

Charles Sirois, CIBC's Chairman of the Board, said: "Gerry has made significant and lasting contributions over his many years of service to CIBC. In particular, he showed exemplary leadership through the financial crisis and in the years since then, returning CIBC to consistent, sustainable and profitable growth, while building a business platform and capital base that positions CIBC very well for the future. The Board has a succession process underway and is committed to ensuring a seamless transition to new leadership while continuing to deliver value to all of our stakeholders."

Under Mr. McCaughey's leadership, CIBC has strengthened its balance sheet and business mix, focused on strong risk management, increased its focus on its customers, and created a strong work environment that prizes excellence, diversity and integrity.

During his tenure, CIBC has been recognized, among other things, as one of The World's Strongest Banks, one of Canada's Top 100 Employers, one of Canada's Top 10 Corporate Cultures, one of the Best 50 Corporate Citizens in Canada, and one of the Best Employers for New Canadians. Mr. McCaughey, was named one of the 50 most influential leaders in the world for 2012 by Bloomberg Markets Magazine and one of Canada's 50 Most Powerful People by Maclean's magazine.

"When I became CEO we charted a path to strengthen CIBC's balance sheet, refocus on our core businesses and improve our efficiency. Six years after the global financial crisis, CIBC is now stronger than ever," said Mr. McCaughey. "Thanks to the leadership team and the 43,000 employees of CIBC, our businesses are performing well and delivering strong and consistent returns for our shareholders. Because of their collective and sustained efforts, CIBC is among the strongest banks in the world and is well positioned for the next phase of its growth and development. I will continue to lead the execution of our strategy while the Board completes its work on succession."

The actual date of Mr. McCaughey's retirement will be finalized upon completion of the succession process currently underway.

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A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. We do not undertake to update any forward-looking statement except as required by law.

About CIBC
CIBC is a leading North American financial institution with nearly 11 million personal banking and business clients. CIBC is committed to supporting causes that matter to our clients, our employees and our communities. We aim to make a difference in communities through corporate donations, sponsorships and the volunteer spirit of employees. In 2013, CIBC contributed more than $41 million to 1,870 charitable and non-profit initiatives in over 430 communities. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

SOURCE CIBC

%CIK: 0001045520

For further information:

Kevin Dove, Head of External Communications, CIBC, 416-980-8835, kevin.dove@cibc.ca

CO: CIBC

CNW 09:45e 24-APR-14